September 13, 2019

John Maxwell
Chief Financial Officer
Aquestive Therapeutics, Inc.
30 Technology Drive
Warren, NJ 07059

       Re: Aquestive Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed September 11, 2019
           File No. 333-233716

Dear Mr. Maxwell:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    David S. Rosenthal, Esq.